Filed pursuant to
Rule 424(b)(2)
333-262390

BRIGHTHOUSE LIFE INSURANCE COMPANY

BRIGHTHOUSE SHIELD LEVEL PAY PLUSSM ANNUITY

BRIGHTHOUSE SHIELD LEVEL PAY PLUSSM ADVISORY ANNUITY

SUPPLEMENT DATED AUGUST 29, 2022

TO THE PROSPECTUSES DATED AUGUST 4, 2022

This supplement replaces information in the prospectuses for Brighthouse Shield Level Pay PlusSM Annuity and Brighthouse Shield Level Pay PlusSM Advisory Annuity. This supplement should be read in its entirety and kept together with your prospectus for future reference. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

Summary

The “Owner and Annuitant Issue Ages” row of the “Key Features of the Contract” table on page 11 is replaced with the following:

Owner and Annuitant Issue Ages	50-85

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

SUPP-SLPP-SLPPA-0822